Exhibit 10.1

THE AGRARIAN GROUP RELEASES Q2 NEWSLETTER

Philadelphia, PA, July 14, 2022 – The Agrarian Group LLC (“TAG”) announces the release of its 2nd Quarter (Q2) 2022 Newsletter. TAG specializes in Controlled Environment Agriculture (CEA) and is a full-service provider with a suite of software, services, and funding solutions, tailored to help each of its clients grow smarter. TAG’s software is built on its granted patents and is for active growers who seek to increase food safety and profitability. TAG’s consulting is built on decades of experience and is for prospective growers or any organization that seeks guidance in navigating the complexity of CEA. TAG is also actively developing food marketplace software and a mobile app that will optimize supply and demand to reduce food cost and reduce food waste.

Time for Change: “Costs for food hit first double-digit increase in more than four decades. Grocery shoppers are experiencing sticker shock at the supermarket, with year-over-year food prices edging up more than 10% in May. That’s the highest food cost increase since 1981” - Consumer Price Index (CPI) report from the Bureau of Labor Statistics. Source

John New, TAG’s founder and Executive Charmain said, “The recent inflation in America along with food shipping delays and ongoing food waste have woken up consumers to the vulnerability of our food supply chain. Our development of next-generation food marketplace software and our mobile app will help reduce food cost and waste.”

Charlie Szoradi, TAG’s President said, “When John New and I started brainstorming the food marketplace software last summer, we expected that the demand would be several years away. We’ve now pushed up the priority to accelerate the development and help lead the future of food in America and beyond.”

TAG Q2 NEWSLETTER

The following highlights are from activities in April, May, and June of 2022.

Food Marketplace Software and Mobile App: Level 1 completed for foundation functionality, use cases, and branding. This development is proprietary and based on these two granted TAG patents:

●	Methods and systems for managing product distribution and data hub for connecting and integrating related systems (Patent 10,068,195, issued in 2018)
●	Data hub for repurposing of nutrients and reverse distribution system (Patent 10,438,160 issued in 2019)

Grants: On June 23rd, TAG’s President met with Jake Botticello, Senior Associate at Triad Associates, to discuss the best strategies for future grant funding. TAG has recently engaged Triad to assist with finding and applying for funding from various sources, including the National Seed Fund. Triad Associates, of Vineland, NJ, is a community and economic development firm that has secured over $1.3 billion in funding for its clients over the past 44 years.

Strategic Partnership with CYTO | PHL: CYTO is a world-class, member-driven community based in central Philadelphia, welcoming a broad spectrum of scientific minds, institutions, and businesses to engage, inspire, and advance the life sciences around the world. Over Q2, TAG has been working with CYTO | PHL specifically on a “Grow Wall” that showcases advanced indoor agriculture and reflects how controlled climates can yield vegetables as well as medicinal plants, such as some of the ones grown in the Amazon rainforest.

Strategic Advisory Work: TAG has been advising multiple organizations on best practices relative to controlled environment agriculture and use of assets. The organizations include:

Share Food Program - The community food co-op distributes food to 1,000,000 Philadelphians in need each month, over 50% of whom are children, and 12% of whom are seniors or people with disabilities. They seek to convert a portion of the basement of their large warehousing and distribution center into a vertical farm for vegetable cultivation.

Envista Farms - The regional east coast hydroponic farming group focuses on growing leafy greens and herbs in greenhouses and transforming functionally-obsolete industrial buildings into state-of-the art indoor agriculture facilities. Their goal is to open two facilities per year and use each facility as a hub for future urban farmer training.

McKaig Nature Education Center – This nature and education center is dedicated to preserving 93 acres of parkland and providing leading programs that ignite appreciation of nature among all ages. They seek the highest and best agriculture use of two acres that are adjacent to the Valley Forge National Park. “The folks from The Agrarian Group were great to work with, they came up with creative ideas that we had never even thought about.” - Vytas Masalaitis, Park Ranger, McKaig Nature Education Center

Microgreen Cultivation: Over each of the 12 weeks of Q2, TAG has delivered fresh microgreens on Wednesdays to The Juice Pod. In March, TAG’s President, Charlie Szoradi, met The Juice Pod’s owner Danielle Leonhardt at their Bryn Mawr, PA location. The microgreens are served on the restaurant’s avocado toast and are a superfood blend of Broccoli, Purple Kohlrabi, Radish, Collard, and Turnip. TAG has been exploring best practices when it comes to microgreen production in part because the seed to harvest time is typically under 10 days and the antioxidant superfood properties have health benefits that include the ability to reduce risks of cancer.

Public Company Synergy: Over Q2, TAG has had multiple video conferences with Vikram Grover, CEO of HMLA, and members of the HMLA team to assess the highest and best use of time and talent to amplify the relationship from the beginning of the year. In Q1 2022, TAG signed a 19.9% stock purchase with Himalaya Technologies, Inc. (OTC: HMLA; “Himalaya”). Under the Investment Agreement, TAG issued Himalaya 1,242,000 Class A Membership units, and Himalaya issued TAG 99,686 Series B Preferred shares in exchange for the units of TAG.

TAG Contact:

The Agrarian Group, LLC

Charlie Szoradi

President

(610-551-5224)

Charlie@TheAgrarianGroup.com